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                                                                    EXHIBIT 8(a)
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                                   AGREEMENT


THIS AGREEMENT ("Agreement") made as of December 1, 1998, is by and between HOTCHKIS AND WILEY, a division of the Capital Management Group of Merrill Lynch Asset Management, L.P. ("Adviser") and THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK, a New York corporation ("USL").

                              W I T N E S S E T H:

WHEREAS, each of the investment companies listed on Schedule One hereto ("Schedule One," as the same may be amended from time to time), is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "Act") (such investment companies are hereinafter called the "Funds, whether one or more); and

WHEREAS, each of the Funds is available as the investment vehicle for certain separate accounts of USL, established for variable life insurance policies and/or variable annuity contracts offered by USL (the "Separate Account," whether one or more); and

WHEREAS, USL has entered into a participation agreement dated December 1, 1998 among USL, American General Securities Incorporated, Advisor and the Funds (the "Participation Agreement," as the same may be amended from time to time); and

WHEREAS, Adviser provides, among other things, investment advisory and/or administrative services to the Funds; and

WHEREAS, Princeton Funds Distributor, Inc (formerly known as Merrill Lynch Funds Distributor Inc.) ("Distributor") is the distributor of the Funds; and

WHEREAS, Adviser desires USL to provide the administrative services specified in the attached Exhibit A ("Administrative Services"), in connection with the ownership of interests of the Separate Account, which is the owner of shares of the Funds for the benefit of persons who maintain their ownership interests in the Separate Account, whose interests are included in the master account ("Master Account") referred to in paragraph 1, of Exhibit A ("Shareholders"), and USL is willing and able to provide such Administrative Services on the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, each party hereto severally agrees as follows:


1. USL agrees to perform the Administrative Services specified in Exhibit A hereto for the benefit of the Shareholders.

2. USL represents and agrees that it will maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Administrative Services, and will otherwise comply with all laws, rules and regulations applicable to the Administrative Services.

3. USL agrees to provide copies of all the historical records relating to transactions between the
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   Funds and Shareholders, and all written communications and other related materials regarding the Fund(s) to or from such Shareholders, as reasonably requested by Adviser or its representatives (which representatives, include, without limitation, its auditors, legal counsel or the Distributor), to enable Adviser or its representatives to monitor and review the Administrative Services performed by USL, or comply with any request of the board of directors, or trustees or general partners (collectively, the "Directors") of any Fund, or of a governmental body, self-regulatory organization or Shareholder.

   In addition, USL agrees that it will permit Adviser, the Funds or their representatives, to have reasonable access to its personnel and records in order to facilitate the monitoring of the quality of the Administrative Services.

4. USL may, with the prior consent of Adviser, contract with or establish relationships with other parties for the provision of the Administrative Services or other activities of USL required by this Agreement, or the Participation Agreement, provided that USL shall be fully responsible for the acts and omissions of such other parties.

5. USL hereby agrees to notify Adviser promptly if for any reason it is unable to perform fully and promptly any of its obligations under this Agreement.

6. USL represents that it is not registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and it is not required to be so registered, including as a result of entering into this Agreement and performing the Administrative Services, and other obligations of USL set forth in this Agreement.

7. The provisions of the Agreement shall in no way limit the authority of Adviser, or any of the Funds or Distributor to take such action as any of such parties may deem appropriate or advisable in connection with all matters relating to the operations of any of such Funds and/or sale of its shares.

8. In consideration of the performance of Administrative Services by USL, Adviser agrees to pay USL the following fees:

   a. in connection with the Equity Income VIP Portfolio, Adviser shall pay USL a monthly fee at an annual rate equal to (i) .15% of the first $20 Million of the Fund's average daily net assets maintained in the Master Account for the Shareholders; and (ii) .25% of the Fund's average daily net assets maintained in the Master Account for the Shareholders in excess of $20 Million; and

   b. in connection with the Low Duration VIP Portfolio, Adviser shall pay USL a monthly fee at an annual rate equal to (i) .065% of the first $20 Million of the Fund's average daily net assets maintained in the Master Account for the Shareholders; and (ii) .07% of the Fund's average daily net assets maintained in the Master Account for the Shareholders in excess of $20 Million.

     The foregoing fee will be paid by Advisor on a calendar quarterly basis, and in this regard, as soon as practicable after the end of each quarter, USL will provide Adviser an invoice for the

                                       2
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    amount of the fee due for each Fund. Each invoice will be accompanied by a statement showing in reasonable detail the calculation of the fees. Payments are due within 60 days after receipt of the invoices. For the month in which this Agreement becomes effective or terminates, the fee for the abbreviated month will be pro-rated for the number of days in that month during which this Agreement was in effect.

    The determination of applicable assets shall be made by averaging the assets of the applicable portfolios of the Funds maintained in the Master Account for the Shareholders as of the last Business Day (as defined in the Participation Agreement) of each month falling within the applicable calendar quarter.

    Notwithstanding anything in this Agreement or the Participation Agreement appearing to the contrary, the payments by Adviser to USL relate solely to the performance by USL of the Administrative Services described herein only, and do not constitute payment in any manner for any investment advisory services, or for costs associated with the distribution of any variable annuity or variable life insurance contracts. The amount of administrative expense payments made by Adviser to USL pursuant to this Agreement are not intended to be, and shall not be deemed to be, determinative of Advisers bonafide profits from serving as Adviser to the funds.

9. USL shall indemnify and hold harmless each of the Funds, Adviser and Distributor and each of their respective officers, Directors, employees and agents from and against any and all losses, claims, damages, expenses, or liabilities that any one or more of them may incur including without limitation reasonable attorneys' fees, expenses and costs arising out of or related to the performance or non-performance by USL of the Administrative Services under this Agreement.

10. This Agreement may be terminated without penalty at any time by USL or by Adviser as to one or more of the Funds collectively, upon sixty days (60) written notice to the other party. Notwithstanding the foregoing, the provisions of paragraphs 2, 3, 9 and 11 of this Agreement, shall continue in full force and effect after termination of this Agreement.

    This Agreement shall not require USL to preserve any records (in any medium or format) relating to this Agreement beyond the time periods otherwise required by the laws to which USL or the Funds are subject provided that such records shall be offered to the Funds in the event USL decides to no longer preserve such records following such time periods.

11. After the date of any termination of this Agreement in accordance with paragraph 10 of this Agreement, no fee will be due with respect to any amounts first placed in the Master Account for the benefit of Shareholders after the date of such termination. However, notwithstanding any such termination, Adviser will remain obligated to pay USL the fee specified in paragraph 8 of this Agreement, with respect to the value of each Fund's average daily net assets maintained in the Master Account as of the date of such termination, for so long as such amounts are held in the Master Account and USL continues to provide the Administrative Services with respect to such amounts in conformity with this Agreement.

    This Agreement, or any provision hereof, shall survive termination to the extent necessary for each party to perform its obligations with respect to amounts for which a fee continues to be due subsequent to such termination.

12. USL understands and agrees that the obligations of Adviser under this Agreement are not binding upon any of the Funds, upon any of their Board members or upon any shareholder of any of the Funds.

13. It is understood and agreed that in performing the services under this Agreement USL, acting in its capacity described herein, shall at no time be acting as an agent for Adviser, Distributor or any of the Funds. USL agrees, and agrees to cause its agents, not to make any representations concerning any of the Funds except those contained in the Funds' then-current prospectus; in current sales literature furnished by the Funds, Adviser or Distributor to USL; in the then current prospectus for a variable annuity contract or variable life insurance policy issued by USL or then current sales literature with respect to such variable annuity contract or variable life insurance policy, approved by Adviser.

14. This Agreement, including the provisions set forth herein in paragraph 8, may only be amended pursuant to a written instrument signed by the party to be charged. This Agreement may not be assigned by a party hereto, by operation of law or otherwise, without the prior written consent of the other party.

15. This Agreement shall be governed by the laws of the State of California, without giving effect to the principles of conflicts of law of such jurisdiction.

16. This Agreement, including Exhibit A and Schedule One, constitutes the entire agreement between the parties with respect to the matters dealt with herein and supersedes any previous agreements and documents with respect to such matters. The parties agree that Schedule One may be replaced from time to time with a new Schedule One to accurately reflect any changes in the Funds available as investment vehicles under the Participation Agreement.

17. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered to:

    a.  Advisor, at:  Hotchkis and Wiley
                      Attention:  Turner Swan, Esq.
                      725 S. Figueroa St., Suite 4000
                      Los Angeles, California  90071

    b.  USL, at:      The United States Life Insurance Company
                      in the City of New York
                      Attention:  Jane Rushton, Esq.
                      125 Maiden Lane
                      New York, NY  10038-4992

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this
Agreement as of the date first above written.


THE UNITED STATES LIFE INSURANCE COMPANY
IN THE CITY OF NEW YORK

By:  /s/ LARRY M. ROBINSON
   ----------------------------
     Larry M.  Robinson
     Vice President


HOTCHKIS AND WILEY, A DIVISION OF
THE CAPITAL MANAGEMENT GROUP OF
MERRILL LYNCH ASSET MANAGEMENT, L.P.

By:   /s/ NANCY D. CELICK
   ------------------------------
Name:   Chief Admin. Officer
     ----------------------------
Title:    12/16/98
      ---------------------------

                                       5
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                                 SCHEDULE ONE


FUNDS:                                     AVAILABLE PORTFOLIOS OF THE FUNDS:
-----                                      ---------------------------------

Hotchkis and Wiley Variable Trust          Equity Income VIP Portfolio
                                           Low Duration VIP Portfolio

                                       6
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                                 EXHIBIT A

Pursuant to the Agreement by and among the parties hereto, USL shall perform the following Administrative Services:

1. Maintain separate records for each Shareholder, which records shall reflect shares purchased and redeemed for the benefit of the Shareholder and share balances held for the benefit of the Shareholder. USL shall maintain the Master Account with the transfer agent of each of the Funds on behalf of Shareholders and such Master Account shall be in the name of USL or its nominee as the record owner of the shares held for such Shareholders.

2. For each of the Funds, disburse or credit to Shareholders all proceeds of redemptions of shares of the Fund and all dividends and other distributions not reinvested in shares of the Fund or paid to the Separate Account holding the Shareholders' interests.

3. Prepare and transmit to Shareholders periodic account statements showing the total number of shares held for the benefit of the Shareholder as of the statement closing date (converted to interests in the Separate Account), purchases and redemptions of Fund shares for the benefit of the Shareholder during the period covered by the statement, and the dividends and other distributions paid for the benefit of the Shareholder during the statement period (whether paid in cash or reinvested in Fund shares).

4. Transmit to Shareholders proxy materials and reports and other information received by USL from any of the Funds and required to be sent to Shareholders under the federal securities laws and, upon request of any of the Funds' transfer agent, transmit to Shareholders material Fund communications deemed by the Fund, through its Board of Directors or other similar governing body, to be necessary and proper for receipt by all Fund beneficial shareholders.

5. Transmit to each of the Funds' transfer agent purchase and redemption orders on behalf of Shareholders.

6. Provide to the Funds, or to the transfer agent for any of the Funds, or any of the agents designated by any of them, such periodic reports as shall reasonably be concluded to be necessary to enable each of the Funds and the Distributor to comply with any applicable State Blue Sky requirements.

7. When and if applicable, tax reporting and withholding for Shareholder interest.

                                       7